                                     Exhibit 19

September 16, 2025
Insider Trading Policy

Purpose    Atmos Energy Corporation (including its subsidiaries, “Atmos Energy” or the “Company”) prides itself in promoting and maintaining a culture in which sound, ethical business standards and practices are the norm. Such a culture promotes the confidence of our shareholders and the public markets in the Company, and maintaining this confidence is extremely important. One of the ways in which investor confidence is maintained is through practicing a policy which prohibits the misuse by the directors, officers, and employees of Atmos Energy of material financial or other information that has not been publicly disclosed. This policy not only seeks to ensure fairness to the investing public, but further promotes compliance with applicable federal securities laws, which can impose strict penalties on both companies and individuals who violate those laws.

Definitions    Atmos Energy Securities include common stock of Atmos Energy as well as any other securities issued by Atmos Energy and derivative securities, whether or not issued by Atmos Energy, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of Atmos Energy common stock, such as options. The term also includes debt securities such as bonds and notes.

Company Persons are directors, officers, and employees of Atmos Energy, as well as others, such as contractors or consultants who have access to MNPI, whom Atmos Energy has notified of such status.

Compliance Officers are the Senior Vice President, General Counsel and Corporate Secretary (“Corporate Secretary”) and the Associate General Counsel and Assistant Corporate Secretary (“Assistant Corporate Secretary”) of Atmos Energy. The Corporate Secretary’s primary responsibilities as a Compliance Officer include, but are not limited to, assisting the Assistant Corporate Secretary, when necessary, in the administration of the Atmos Energy insider trading prevention program and compliance with this Policy. The Assistant Corporate Secretary’s primary responsibilities as a Compliance Officer include, but are not limited to, providing guidance on Section 16 issues and pre-clearance matters, supervising the preparation and filing of Section 16 reports, providing notification of trading blackout periods, monitoring developments in the securities laws that may require changes to or modifications of this Policy, and generally administering the Atmos Energy insider trading prevention program and compliance with this Policy.

MNPI stands for material non-public information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell securities. Any information that could reasonably be expected to affect the price of securities is material. The following are common examples of material information:

•Projections of future earnings or losses
•Financial results

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Insider Trading Policy
•News of a pending or proposed merger, acquisition or tender offer
•News of a significant sale of assets or the disposition of a subsidiary
•Changes in dividend policies, the declaration of a stock split or the offering of additional securities
•A change in management
•Impending bankruptcy or financial liquidity problems
•New major contracts, orders, suppliers, customers or finance sources, or the loss thereof
•A significant cybersecurity event at the Company

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality and trading should be avoided.

Information that is not generally known or available to the public is considered to be nonpublic information. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as through a press release, a filing with the SEC or a publicly-accessible and pre-announced meeting or conference call) and the investing public has had sufficient time to fully absorb the information. As a general rule, information is considered nonpublic until after one full trading day after the information is released. Therefore, no director, officer, or employee of Atmos Energy may engage in any transactions involving Atmos Energy Securities until after one full trading day after the information has been released, subject to the additional restrictions outlined below.

Related Person means, with respect to any person:
•Such person’s spouse;
•Such person’s minor children;
•Any other person who lives in such person’s household; and
•Any other person who does not live in such person’s household but whose transactions in Atmos Energy Securities are directed by such person or are subject to such person’s direct or indirect control (e.g., parents, children, or friends who consult with such person before they trade in Atmos Energy Securities).

In addition, the term Related Person includes any entity that is directly or indirectly controlled by such person (e.g., a corporation in which such person owns a majority of the voting stock, a limited partnership in which such person is a general partner, a trust in which such person is the trustee, or an estate in which such person is an executor).

SEC is the United States Securities and Exchange Commission, the chief enforcement agency of the federal securities laws.

Selected Personnel includes employees who are likely to have access to MNPI. The Compliance Officers determine annually those employees who are considered

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Selected Personnel. The Compliance Officers notify Selected Personnel that they are considered Selected Personnel and their obligations with respect to blackout periods.

Trades or transactions include, among other things:
•purchases and sales of Atmos Energy Securities in public markets or private transactions;
•sales of Atmos Energy Securities obtained through the exercise of employee stock options granted by the Company, including broker‐assisted cashless exercise (i.e., the broker selling some or all of the shares underlying the option on the open market); or
•making gifts of Atmos Energy Securities (including charitable donations).

Conversely, references to “trades” and “transactions” do not include:
•the exercise of Atmos Energy stock options if no shares are to be sold or if there is a “net exercise” (i.e., the use of the underlying shares to pay the exercise price and/or tax withholding obligations);
•the vesting of Atmos Energy stock options, restricted stock or restricted stock units;
•the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units;
•transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage account controlled by the Company Person);
•sales of Atmos Energy Securities as a selling stockholder in a registered public offering in accordance with applicable securities laws; or
•any other purchase of Atmos Energy Securities from the Company or sales of Atmos Energy Securities to the Company in accordance with applicable securities and state laws.

Dividend reinvestment plan
To the extent Company Persons participate in the Company’s dividend reinvestment plan, this Policy will not apply to purchases of Atmos Energy stock under the plan resulting from such election to reinvest dividends made when outside of a blackout period (if applicable to the Company Person) and such Company Person is not aware of MNPI. However, this Policy does apply to any: (a) election to participate in the plan; (b) increase or decrease in the level of participation in the plan; and (c) sale of Atmos Energy stock purchased pursuant to the plan.

Retirement Savings Plan
This Policy does not apply to purchases of Atmos Energy stock in the Company’s Retirement Savings Plan resulting from periodic contributions to the plan by Company Persons pursuant to a payroll deduction election made when outside of a blackout period (if applicable to the Company Person) and such Company Person is not aware of MNPI. However, this Policy will apply to any election made to: (a) begin or terminate investing in Atmos Energy stock in the Retirement Savings Plan; (b) change the investment allocation of Atmos Energy Securities in the Retirement Savings Plan; (c) make an intra-plan transfer of an existing account balance into or out of the fund for Atmos Energy stock; (d) liquidate some or all of an investment in

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Atmos Energy stock in the Retirement Savings Plan; (e) borrow money, to the extent otherwise permitted, against a Retirement Savings Plan account if the loan will result in a liquidation of some or all of the Atmos Energy stock; and (f) prepay a Retirement Savings Plan loan if the prepayment will result in allocation of loan proceeds to Atmos Energy stock.

Policy    No Company Persons, or Related Persons of Company Persons, while aware of MNPI about Atmos Energy, may trade Atmos Energy Securities. This policy also applies to trading in the securities of other companies with which Atmos Energy has a business relationship, such as customers, suppliers or strategic partners (“Business Partners”), when a Company Person is aware of information about such Business Partner as a result of the Company Person’s employment or other relationship with Atmos Energy.

Additionally, no MNPI may be passed on to others by any Company Persons, nor may they recommend to anyone the purchase or sale of securities when they are aware of such information. This practice, known as “tipping,” also violates the federal securities laws and may result in the same civil and criminal penalties that apply to insider trading, even though the person doing the tipping did not trade and did not gain any benefit from another’s trading.

No personal financial emergency excuses lack of compliance with this policy. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Directors, officers, and Selected Personnel are required to annually certify to the Compliance Officers their knowledge of and intent to comply with this policy. Company Persons are ultimately responsible for adhering to this policy and for assuring that any Related Person also complies with this Policy.

Blackout    Quarterly Trading Blackout Periods
Periods    Atmos Energy’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for Atmos Energy Securities. Accordingly, to avoid even the appearance of trading on the basis of MNPI, Atmos Energy’s directors, officers, and Selected Personnel may not trade in Atmos Energy Securities during the period which generally begins two weeks before the end of each fiscal quarter and ends after one full trading day following the release of Atmos Energy’s earnings for that quarter. Advance notification of the beginning and ending of a quarterly trading blackout period will be provided by the Compliance Officers.

Interim Earnings Guidance and Event-Specific Trading Blackout Periods
Atmos Energy may from time to time impose other trading blackout periods, such as when it issues interim earnings guidance or other potentially material information by means of a press release, an SEC filing on Form 8-K, or other means designed to achieve widespread dissemination of the information. Trading blackout periods may also

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be imposed for specific events which may only be known only to a few directors, executives, and other employees, such as the occurrence of a significant cybersecurity event, or trading blackout periods may be imposed on all transactions in a specific employee benefit plan such as the Retirement Savings Plan. It should be anticipated that trading will be blacked out while Atmos Energy is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market. The Compliance Officers will notify anyone affected by such a trading blackout period.

Preclearance    All directors, officers, and Selected Personnel, and Related Persons of the foregoing,
Requirements    must seek pre-clearance from a Compliance Officer (and for directors, the Senior Vice President, General Counsel, and Corporate Secretary must pre-clear) prior to conducting any of the following:

•Purchasing or selling Atmos Energy Securities;
•Selling Atmos Energy Securities held in the Retirement Savings Plan or any other incentive plan;
•Changing the investment allocation of Atmos Energy Securities in the Retirement Savings Plan or any other incentive plan;
•Borrowing funds from the Retirement Savings Plan or any other incentive plan if the loan may result in a liquidation of Atmos Energy Securities;
•Any pledge or hypothecation of Atmos Energy Securities;
•Gifts of Atmos Energy Securities;
•Contributions of Atmos Energy Securities to trusts; and
•Elections to participate in a dividend reinvestment plan and changes in the level of participation in a dividend reinvestment plan related to Atmos Energy Securities.
•Adoption of a pre-arranged stock trading plan, as detailed below under “Pre-Arranged Stock Trading Plans.”
•Any other transaction subject to this Policy.

To request preclearance, complete a Preclearance Request Form and send to a Compliance Officer for approval. To the extent possible, request for preclearance should be submitted at least two business days in advance of the trade to allow the Compliance Officer sufficient opportunity to consider whether the proposed trade should or should not be cleared.

The Compliance Officers are under no obligation to approve a trade submitted for preclearance and may recommend that the trade not be consummated. Preclearance of a transaction and/or pre-arranged stock trading plan is valid for five business days, provided the individual does not become aware of MNPI. If the transaction is not executed and/or Rule 10b5-1 trading plan is not entered into within that time, the individual must request preclearance again.

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Section 16    Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires certain corporate insiders to file specific reports with the SEC that detail their holdings in a corporation’s securities. It also creates liability for such insiders for short-swing profits and prohibits such insiders from engaging in short sales of their corporation’s securities. For Atmos Energy, the corporate insiders subject to Section 16 include the Board of Directors and those officers designated as Section 16 Officers by the Board of Directors each year (“Section 16 Officers”). Generally, filings must be made with the SEC within two business days of a Section 16 Officer transacting in Atmos Energy Securities. The Compliance Officers will work with the Board of Directors and Section 16 Officers to prepare and file these reports with the SEC.

Form 144    The directors and certain officers (members of the Management Committee and the Vice President and Controller) of Atmos Energy may be required to file Form 144 under the Securities Act before making an open-market sale of Atmos Energy Securities. Form 144 notifies the SEC of a director or officer’s intent to sell Atmos Energy Securities and is generally prepared and filed by the seller’s broker. Form 144 should be filed by the broker for the director or Section 16 Officer in addition to the Section 16 reports filed on behalf of a director or officer by the Compliance Officers.

Post-    This Policy continues to apply to transactions of a director, officer, or employee of
Termination    Atmos Energy until the latter of (i) the first day of the “window” that begins after the
Transactions    employment or other relationship has terminated or (ii) if such persons are aware of MNPI when their employment or service relationship terminates, they may not trade in Atmos Energy Securities until this information has become public or is no longer material.

Pre-Arranged    Rule 10b5-1 of the Exchange Act provides an affirmative defense from insider
Stock Trading    trading liability for trading plans that meet certain requirements. Transactions
Plans    effected pursuant to an approved Rule 10b5-1 trading plan are not subject to the policies regarding blackout periods and pre-clearance requirements, but such plans must meet the requirements set forth below.

Pre-Clearance Requirement
The 10b5-1 plan must be reviewed and approved in advance by a Compliance Officer at least 5 business days prior to the entry into the plan.

Time of Adoption
In addition to the pre-clearance requirement described above, a 10b5-1 plan may only be adopted at a time when:

•The person entering into the 10b5-1 plan is not aware of any MNPI; and
•No blackout period is in effect.

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Plan Instructions
Any 10b5-1 plan must be in writing, signed, and either:

•Specify the amount, price and date of the sales (or purchases) of Atmos Energy Securities to be effected;
•Provide a formula, algorithm or computer program for determining when to sell (or purchase) Atmos Energy Securities, the quantity to sell (or purchase) and the price; or
•delegate decision-making authority with regard to these transactions to a broker or other agent without any MNPI about Atmos Energy or Atmos Energy Securities.

For the avoidance of doubt, the person entering into the 10b5-1 plan may not subsequently influence how, when or whether to effect purchases or sales with respect to the Atmos Energy Securities subject to a 10b5-1 plan.

Good Faith Requirements
The person entering into the 10b5-1 plan must be entering into such plan in good faith and not as part of a plan or scheme to evade the prohibitions or Rule 10b5-1 under the Exchange Act. This must be true as of the time of adoption of the 10b5-1 plan and is also required throughout the duration of the plan.

Certifications for Directors and Officers
If the person entering into the 10b5-1 plan is a director or a Section 16 Officer, the 10b5-1 plan must include certifications by the person adopting the 10b5-1 plan that on the date of such plan’s adoption:

•Such person is not aware of MNPI about Atmos Energy or Atmos Energy Securities; and
•Such person is adopting the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.

Cooling-Off Periods
The first trade under the 10b5-1 plan may not occur until the expiration of a cooling-off period as follows:

•For directors and Section 16 Officers: the later of (a) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 plan was adopted and (b) 90 calendar days after adoption of the 10b5-1 plan; provided, however, that the cooling-off period shall in no event exceed 120 days.
•For all others: 30 days after adoption of the 10b5-1 plan.

No Overlapping 10b5-1 Plans
A person may not have multiple, overlapping 10b5-1 plans effecting trades at any time, subject to certain exceptions.

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Single Transaction Plans
A person may not enter into more than one 10b5-1 plan designed to effect the open-market purchase or sale of the total amount of Atmos Energy Securities as a single transaction during any rolling 12-month period, subject to certain exceptions. A 10b5-1 plan is “designed to effect” the purchase or sale of Atmos Energy Securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

No Hedging
The person entering into the 10b5-1 plan must not have entered into or altered a corresponding or hedging transaction or position with respect to the Atmos Energy Securities subject to the 10b5-1 plan and must agree not to enter into any such transaction while the 10b5-1 plan is in effect.

Modifications and Terminations
Modifications/amendments and terminations of an existing 10b5-1 plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Any modification/amendment to the amount, price, or timing of the purchase or sale of the Atmos Energy Securities underlying the 10b5-1 plan will be deemed to be a termination of the current 10b5-1 plan and creation of a new 10b5-1 plan. If a person is considering ministerial changes to a 10b5-1 trading plan, such as changing the account information, such person should consult with the Compliance Officers in advance to confirm that any such change does not constitute an effective termination of such plan.

As such, the modification/amendment of an existing 10b5-1 trading plan is subject to the review and approval by the Compliance Officers in accordance with the pre-clearance procedures set forth above, and will be subject to all the other requirements set forth in this policy regarding the adoption of a new 10b5-1 plan.

The termination (other than through an amendment or modification) of an existing 10b5-1 plan is subject to the review and approval by the Compliance Officers. Except in limited circumstances, the termination of a 10b5-1 plan will not be approved unless:

•The 10b5-1 plan will be terminated at a time when the person is not aware of MNPI; and
•No trading blackout period is in effect.

Atmos Energy is required to disclose whether any Section 16 Officer has adopted, modified or terminated a 10b5-1 plan in its Forms 10-Q and 10-K filed with the SEC, along with the material terms of such plan, other than the price.

If you have any questions regarding 10b5-1 plans, please contact the Compliance Officers.

Additional    Short-Term Transactions

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Prohibited
Transactions    Atmos Energy considers it improper for our directors and officers to engage in
and Restrictions    short-term or speculative transactions involving Atmos Energy Securities. Accordingly, any director or officer who is a reporting person for purposes of Section 16 of the Exchange Act must hold any Atmos Energy Securities purchased for a minimum of six months if no exemption under Section 16b of the Exchange Act is available for earlier disposition of the securities.

Hedging-Related Transactions

Atmos Energy directors, officers and employees may not purchase any financial instruments (including, without limitation, prepaid variable forward contracts, equity swaps, collars and exchange funds) that establish a short position in our common stock and are designed to hedge or offset any decrease in the market value of our common stock granted by Atmos Energy as part of compensation to employees or directors or Atmos Energy common stock already held by them. In addition, the following transactions relating to our common stock are prohibited:

•Short sales (sales of Atmos Energy common stock that are not then owned), including a “sale against the box” (a sale with delayed delivery)

•Trading of put options, call options or other derivatives of Atmos Energy common stock (other than on broad-based indices that include our common stock)

•For our directors and executive officers only, purchases of Atmos Energy common stock on margin, or holding our common stock in a margin account, borrowing against any account in which our common stock is held or otherwise pledging our common stock as collateral for a loan.

Company    From time to time, Atmos Energy may engage in transactions in Atmos Energy
Transactions    Securities. It is Atmos Energy’s policy to comply with applicable securities and state law (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Atmos Energy Securities.

Penalties for     Sections 21A and 32(a) of the Securities Exchange Act of 1934 provide that the
Noncompliance    following civil and criminal penalties may be imposed on those who violate the insider trading laws:

•Imprisonment for up to 20 years
•Criminal fines of up to $5 million
•Civil penalties of up to three times the profits gained or losses avoided
•Prejudgment interest

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Private causes of action are also available to individuals under certain circumstances.

Violations of the law may also damage the reputation of Atmos Energy, and violation of this policy by an employee could result in termination.

Reporting    Questions or concerns and reports of any suspected violations of the Insider
Violations    Trading Policy may be directed to the Compliance Officers. All information provided, including the reporting person’s identity, will be kept confidential to the greatest extent possible, unless required to be disclosed by law or for safety purposes. Additionally, a toll-free Compliance Helpline has been established to provide an anonymous option to report any violations of this policy. The Helpline number is 1-866-543-4065 and the website address is www.atmosenergy.ethicspoint.com.

Questions    The ultimate responsibility for complying with this policy and avoiding improper transactions rests with each director, officer, and employee of the Company. Contact Ashley Burton at 972-855-3789 or ashley.burton@atmosenergy.com for additional guidance or information about a specific transaction or this policy.